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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                        LANDAMERICA FINANCIAL GROUP, INC.
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                                (Name of Issuer)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                   521029-10-8
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                                 (CUSIP Number)

        Paul W. Zeller, Senior Vice President and Deputy General Counsel
                     Reliance Financial Services Corporation
        Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055
                                 (212) 909-1100

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   See Item 5
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             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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 CUSIP No. 521029-10-8
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1.    Names of Reporting Persons.    Reliance Financial Services Corporation

      I.R.S. Identification Nos. of above persons (entities only).   51-0113548

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a).../X/............................................................

           (b).../ /............................................................
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3.    SEC Use Only..............................................................
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4.    Source of Funds (See Instructions)

           Not Applicable
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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
           2(d) or 2(e)

      /X/
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6.    Citizenship or Place of Organization

           Delaware
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Number of     7.         Sole Voting Power             4,039,473

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Shares Bene-
ficially      8.         Shared Voting Power

              ------------------------------------------------------------------
Owned by Each

Reporting     9.         Sole Dispositive Power        4,039,473
              ------------------------------------------------------------------
Person With

              10.        Shared Dispositive Power

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,039,473
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
           Instructions)

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13.  Percent of Class Represented by Amount in Row (11).........................
                                     28.9%

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14.   Type of Reporting Person (See Instructions)

         ........................HC.............................................
         .......................................................................


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         .......................................................................
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ITEM 1.     Security and Issuer.

The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.


ITEM 2.     Identity and Background.

Item 2 is amended to read in its entirety as follows:

This statement is filed by Reliance Financial, a Delaware corporation. Reliance Financial owns all of the outstanding stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries (the "Reliance Insurance Group") underwrite a broad range of commercial line property and casualty insurance and also underwrite personal automobile coverage. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street New York, New York 10055.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:


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                                         Position with Reliance Financial and
Name and Business Address                Principal Occupation
-------------------------                --------------------

Saul P. Steinberg                        Chairman of the Board of Directors,
Reliance Group Holdings, Inc.            Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055

Robert M. Steinberg                      Vice Chairman of the Board of
Reliance Group Holdings, Inc.            Directors, Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055

George R. Baker                          President, Chief Executive Officer
Reliance Group Holdings, Inc.            and Director, Reliance Financial and
Park Avenue Plaza                        RGH.
New York, New York 10055

George E. Bello                          Executive Vice President, Controller
Reliance Group Holdings, Inc.            and Director, Reliance Financial and
Park Avenue Plaza                        RGH.
New York, New York 10055

Lowell C. Freiberg                       Executive Vice President, Chief
Reliance Group Holdings, Inc.            Financial Officer and Director,
Park Avenue Plaza                        Reliance Financial and RGH.
New York, New York 10055

Howard E. Steinberg, Esq.                Executive Vice President, Chief of
Reliance Group Holdings, Inc.            Corporate Operations, and Director,
Park Avenue Plaza                        Reliance Financial and RGH.
New York, New York 10055


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Dennis J. O'Leary                        Senior Vice President--Taxes,
Reliance Group Holdings, Inc.            Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055

Philip S. Sherman                        Senior Vice President--Group
Reliance Group Holdings, Inc.            Controller, Reliance Financial
Park Avenue Plaza                        and RGH.
New York, New York 10055

Bruce L. Sokoloff                        Senior Vice President--
Reliance Group Holdings, Inc.            Administration, Reliance
Park Avenue Plaza                        Financial and RGH.
New York, New York 10055

James E. Yacobucci                       Senior Vice President--
Reliance Insurance Company               Investments and Director,
Park Avenue Plaza                        Reliance Financial, RGH and RIC.
New York, New York 10055

Paul W. Zeller                           Senior Vice President,
Reliance Group Holdings, Inc.            Deputy General Counsel
Park Avenue Plaza                        and Assistant Secretary,
New York, New York 10055                 Reliance Financial and RGH.

Dr. Thomas P. Gerrity                    Director, Reliance Financial
The Wharton School                       and RGH;  Professor of Management, the
University of Pennsylvania               Wharton School of the University of
Steinberg Hall- Dietrich Hall            Pennsylvania.
3620 Locust Walk
Philadelphia, PA 19104


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Jewell J. McCabe                         Director, Reliance Financial and RGH.;
211 East 70th Street, #30F               President and Chief Executive Officer,
New York, New York 10020                 Jewell Jackson McCabe Associates,
                                         a consulting company specializing in
                                         strategic planning and communications.

Irving Schneider                         Director, Reliance Financial
Helmsley-Spear, Inc.                     and RGH; Co-Chairman and Chief
60 East 42nd Street                      Operating Officer, Helmsley-Spear,
New York, New York 10165                 Inc., a real estate management
                                         corporation.

Bernard L. Schwartz                      Director, Reliance Financial
Loral Space & Communications Ltd.        and RGH; Chairman of the Board, Chief
600 Third Avenue                         Executive Officer, Loral Space &
New York, New York 10016                 Communications Ltd., a high-technology
                                         company concentrating on
                                         satellite-based services, Chairman
                                         of the Board and Chief Executive
                                         Officer, Globalstar
                                         Telecommunications, Ltd.

Richard E. Snyder                        Director, Reliance Financial and RGH;
Golden Books Family                      Chairman and Chief Executive Officer of
Entertainment, Inc.                      Golden Books Family Entertainment,
888 Seventh  Avenue                      Inc., a publisher of children's books.
New York, New York 10106

Bruce E. Spivey                          Director, Reliance Financial and RGH;
Columbia-Cornell Care LLC                President and Chief Executive Officer,
900 Third Avenue, Suite 500              Columbia-Cornell Care LLC, the
New York, New York 10022                 physician organization of the clinical
                                         faculties of the medical schools of
                                         Columbia and Cornell Universities.


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Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended and Rules 13a-1 and 13a-3 thereunder.


ITEM 5.     Interest in Securities of the Issuer.


According to the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 1999, the number of shares of the Security outstanding has decreased to 13,986,431 shares. As a result, the 4,039,473 shares of the Security beneficially owned by Reliance Financial comprise, to the best knowledge of Reliance Financial, approximately 28.9% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial.


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      SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2000


                              RELIANCE FINANCIAL SERVICES CORPORATION

                              By:    /s/  James E. Yacobucci
                                 -----------------------------------
                                     James E. Yacobucci
                                     Senior Vice President-Investments